UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

NOTICE TO THE SHAREHOLDERS

We inform to our Shareholders that on Contax Participações S.A. (“Contax” ou “Companhia”) Extraordinary Shareholders Meeting held on November 13, 2009, the following were approved:

1. Reverse stock split and simultaneous stock split of the Shares: Pursuant to article 12 of law 6,404/76, it was approved the proposal for the reverse stock split of the common and preferred shares of the Company, in the proportion of 50 (fifty) shares to 1 (one) share, with a simultaneous stock split of every grouped share, in the proportion of 1 (one) existing share, after the reverse stock split, to 200 (two hundred) shares of the same type.

(i) Objectives: Given the existence of a large number of shareholders of the Company being holders of less than 50 (fifty) Shares, part of which inactive, generating a significant volume of services and operating costs for the Company, the Management clarifies that the reverse stock split of the shares of Contax aims to: (a) reduce administrative and operational costs for the Company and its Shareholders; (b) improve the efficiency in regards to the systems of registrations, controls and disclosure of information; and (c) reduce the possibilities of information and communication errors, enhancing services to the Company’s Shareholders. Considering that the reverse stock split may substantially increase the share price of the shares of the Company, Management clarifies that the simultaneous stock split aims to maintain the share price of the Company at an attractive level for trading, providing better liquidity to Contax's Shares.

(ii) Deadline for the Shareholders to adjust their positions: The Company establishes a 60 (sixty) days time concession starting on the day of publication of this Notice, that is, until January 15 of 2010, so that the holders of common and preferred shares of the Company may, at its own discretion, adjust their shareholding positions, by type, in multiples of 50 (fifty) Shares, through negotiations on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).

(iii) Manifestation Contrary to the Sale of Fractions in the Auction: It will also be granted, a time concession of at least 45 (forty five) days starting on the day of publication of this Notice, that is, until December 31, 2009, so that holders of less than 50 (fifty) common or preferred shares of the Company, on the date of publication of this Notice, can express their intention to remain as part of the shareholders base of Contax, receiving the corresponding shares arising from the reverse stock split and simultaneous stock split, and is therefore, not involved in the auction of fractions mentioned in item (viii) below. The shareholder that so wishes will have two options: (i) to go to a branch of Banco do Brasil S.A.(“Banco do Brasil”), of their choice, that provides shareholder services, to deliver the referred manifestation letter, with recognized signature, regarding shares held in this institution; or (ii) contact the respective Custody Agents, for the shares held in the BM&FBOVESPA’s Clearing and Depositary Corporation. The manifestation letter model and other information regarding the delivery of the manifestation, will be available to the Company’s shareholders in the site www.contax.com.br/ir, and in the branches of Banco do Brasil that provide shareholder services, of their choice.

(iv) Purchase and Sale of Shares: The shareholders will be able to buy and sell Contax’s shares, to adjust their positions, through the brokers authorized to operate in the BM&FBOVESPA, or, still, through the branches of Banco do Brasil of their choice.

(v) Brokerage Waiver: Shareholders owning less than 50 (fifty) common or preferred shares of the Company, on the date of publication of the Notice to Shareholders, who are account holders of Banco do Brasil and adjust their positions through Banco do Brasil, will be exempted from paying the brokerage fees, exclusively in what concerns the necessary amount of Shares so that the shareholder then holds one (1) share of the Company of its respective type after the reverse stock split.

(vi) Unitary Share Price: After the deadline for adjusting the positions by the shareholders of their shares in the Company, that is, starting on January 18, 2010, the shares representing the capital structure of the Company will be negotiated exclusively in the resulting proportion of the reverse stock split and simultaneous stock split of the Company’s shares.

(vii) Credit relating to the Shares: The shareholders will have their positions adjusted in function of the reverse stock split and simultaneous stock split on January 25, 2010.

(viii) Sale of Fractional Shares: After the time allowed for the adjustment of positions by the shareholders of the Company has elapsed, any fractional shares resulting from the reverse stock split, with the exception of the shares that belong to the holders who expressed their wishes not to be included in the auction and therefore, to remain in Contax Participações’ shareholders base, in accordance to item (iii) above, will be detached, grouped in whole numbers, and sold in auction on the BM&FBOVESPA, with the amounts resulting from the sale made available in the respective shareholder’s name, after the financial settlement of the sale, in the following manners: (a) the Banco do Brasil account holders, will have the corresponding amount credit directly into their savings account; (b) the other shareholders will have to go to any of Banco do Brasil’s branches, of their choice, that provide shareholder services to receive their respective amount; (c) the amount corresponding to the shares deposited in the BM&FBOVESPA’s Clearing and Depositary Corporation will be directly credited, which will be then in charge of transferring it to the corresponding shareholders through the custody agents; and (d) for the shareholders whose shares are blocked or whose record is outdated, the amount will be retained by the Company and made available to the respective shareholder for payment, exclusively by means of the submission of documentation evidencing the unblocking or the identification, depending on whichever the case. The date of the auction of the fraction of the shares, the details and the date when the resources resulting from the auction will be available to shareholders will be notified after the expiration of the period for adjustment of shareholding positions, through Notice that will be timely disclosed.

(ix) Information for the ADRs Shareholders:

The American Depositary Receipts (“ADRs”) that represent the Company’s preferred shares negotiated in the United States’ over the counter market, will not participate in the reverse stock split and stock split operations deliberated. Therefore, due to the reverse stock split and stock split of the Company’s shares, each preferred share issued by Contax will correspond to 5 (five) ADRs of the same type, starting on the date indicated in item (vi) above.

2. Amendment to the Bylaws: The Company’s Shareholders also approved the amendment of Article 5 of Contax’ Bylaws, in order to reflect the change in the composition of the capital structure of the Company, which will be represented by 23,089,600 common shares and 36,681,000 preferred shares.

Additional Information: Any doubts as to the transactions referred to in this Notice to Shareholders may be clarified through the site www.contax.com.br/ir or with Contax’s Department of Investor Relations.

Rio de Janeiro, November 13, 2009.

Michel Neves Sarkis
CFO and Investor Relations Officer
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.